                                   EXHIBIT 5
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CHANCELLOR                                       745 ATLANTIC AVENUE, BOSTON, MA
NEWS RELEASE                                                               02111
                                                                  (617) 728-8500

                             FOR IMMEDIATE RELEASE

CONTACT:
          Stephen G. Morison            William J. Guthlein
          President and Chief           Vice President, Treasurer
          Executive Officer             and Chief Financial Officer
          (617)728-8500                 (617)728-8500

  CHANCELLOR ANNOUNCES $1.35 MILLION PREFERRED STOCK PURCHASE, PRIVATE COMMON
  ---------------------------------------------------------------------------
           STOCK OFFERING, AND FOURTH QUARTER AND FISCAL 1995 RESULTS
           ----------------------------------------------------------

     BOSTON, Massachusetts, April 16, 1996, Chancellor Corporation, a Boston-based equipment lessor, announced today that it has issued shares of a newly authorized Series AA Convertible Preferred Stock to Vestex Capital Corporation ("Vestex") in exchange for the infusion of $1.35 million of new capital into the Company, less reimbursement of $312,500 of due diligence and other transactional costs. Following the capital infusion, Vestex owns approximately 63% of Chancellor's outstanding stock subject to a voting agreement which, among other things, limits Vestex's voting control to approximately 40% of Chancellor's outstanding stock for a period of up to 18 months.

     Vestex has stated that its goal is to raise additional equity capital and replace certain of the Company's borrowing facilities with new borrowing facilities. The new capital and financing will enable the Company to improve its operations, to pursue opportunities to develop its remarketing capabilities, and to improve the terms under which it acquires and manages lease transactions.

     Chancellor Corporation also announced today that it had commenced a private offering of up to 4,000,000 shares of its Common Stock to a select group of investors.

     Chancellor Corporation further announced today that it has reported a net loss of $1.2 million or $.22 per share for the year ended December 31, 1995. For its fiscal year ended December 31, 1994, the Company had reported a net loss of $3.3 million or $.52 per share. For the quarter ended December 31, 1995, the Company reported a net profit of $154,000 or $.03 per share, representing the Company's second consecutive quarterly profit.

      Stephen G. Morison, the Company's President and Chief Executive Officer, commented on these developments. He said "The recapitalization of the Company, together with its second consecutive quarterly profit and recently announced normalization of its lending relationships, represent essential steps in our long-standing efforts to restore Chancellor's financial viability as a leading independent transportation leasing and management company. The current capital infusion, together with the potential for additional equity capital through the Common Stock offering and
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                    [LETTERHEAD OF CHANCELLOR APPEARS HERE]


CHANCELLOR CORPORATION
NEWS RELEASE (Continued)
April 16, 1996

Vestex's future efforts, will enable the Company to pursue opportunities to develop its operations, particularly in regard to its remarketing capabilities, and to resume the growth of its lease origination activity."

     Founded in 1977, Chancellor Corporation has in recent years concentrated on the leasing of transportation equipment. It is also involved in the leasing of aircraft, communications, materials handling and other equipment. Chancellor Corporation's common stock is listed on the OTC Electronic Bulletin Board (symbol "CHCR").

                  CONSOLIDATED SUMMARY OF OPERATIONS
                  ----------------------------------
                (In Thousands Except Per Share Amounts)

                           YEAR ENDED                3 MONTHS ENDED
                        ------------------          -------------------
                        12/31/95  12/31/94         12/31/95   2/31/94
                        --------  --------         --------  ---------
Revenues                $ 8,491    $10,587         $ 2,102    $ 2,579


Net Profit (Loss)      ($ 1,221)  ($ 3,343)        $   154    ($  447)

Net Profit (Loss)
     Per Share         ($   .22)  ($   .52)        $   .03    ($  .07)

Average Shares
Outstanding               5,634      6,373           5,136      6,382


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